Exhibit 99.3

BATTLE MOUNTAIN GOLD INC.
300 - 1055 West Hastings Street
Vancouver, BC V6E 2E9
TELEPHONE: (604) 331-8772

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual and special general meeting (the “Meeting”) of shareholders of BATTLE MOUNTAIN GOLD INC. (the "Company") will be held at 300 –1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9 on April 28, 2016, at the hour of 10:00 A.M., Vancouver time, for the following purposes:

  To receive and consider the audited consolidated financial statements of the Company for the financial year ended October 31, 2015 and the auditor’s report thereon.

  To appoint auditors of the Company for the ensuing year.

  To authorize the directors to fix the remuneration to be paid to the auditors for the ensuing year.

  To fix the number of directors at three (3).

  To elect directors of the Company for the ensuing year.

  To reapprove the Company’s existing Stock Option Plan for the ensuing year as more particularly described in the Information Circular accompanying this notice (the “Information Circular”).

  To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED at Vancouver, British Columbia, this 17th day of March, 2016.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Chet Idziszek”
Chet Idziszek,
Chairman, President and Chief Executive Officer

BATTLE MOUNTAIN GOLD INC.

INFORMATION CIRCULAR
(as at March 17, 2016, unless indicated otherwise)

SOLICITATION OF PROXIES

This Information Circular is provided in connection with the solicitation of proxies by the management of BATTLE MOUNTAIN GOLD INC. (the “Company”) for use at the annual and special general meeting of the shareholders of the Company to be held on April 28, 2016 (the “Meeting”), at the time and place and for the purposes set out in the accompanying notice of meeting and at any adjournment thereof. The solicitation will be made by mail and may also be supplemented by telephone or other personal contact to be made without special compensation by directors, officers and employees of the Company. The Company will bear the cost of this solicitation. The Company will not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy.

APPOINTMENT AND REVOCATION OF PROXY

Registered Shareholders

Registered shareholders may vote their common shares by attending the Meeting in person or by completing the enclosed proxy. Registered shareholders should deliver their completed proxies to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (by mail, telephone or internet according to the instructions on the proxy), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, otherwise the shareholder will not be entitled to vote at the Meeting by proxy.

The persons named in the proxy are directors and officers of the Company and are proxyholders nominated by management. A shareholder has the right to appoint a person other than the nominees of management named in the enclosed instrument of proxy to represent the shareholder at the Meeting. To exercise this right, a shareholder must insert the name of its nominee in the blank space provided. A person appointed as a proxyholder need not be a shareholder of the Company.

A registered shareholder may revoke a proxy by:

(a)	signing a proxy with a later date and delivering it at the place and within the time noted above;

(b)

signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed, as set out in the notes to the proxy) and delivering it to the registered office of the Company, located at 20th Floor – 250 Howe Street, Vancouver, British Columbia, V6C 3R8, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof;

(c)	attending the Meeting or any adjournment thereof and registering with the scrutineer as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked; or

(d)	in any other manner provided by law.

Beneficial Shareholders

The information set forth in this section is of significant importance to many shareholders, as many shareholders do not hold their shares in the Company in their own name. Shareholders holding their shares through banks, trust companies, securities dealers or brokers, trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans or other persons (any one of which is herein referred to as an “Intermediary”) or otherwise not in their own name (such shareholders herein referred to as “Beneficial Shareholders”) should note that only proxies deposited by shareholders appearing on the records maintained by the Company’s transfer agent as registered shareholders will be recognized and allowed to vote at the Meeting. If a shareholder’s shares are listed in an account statement provided to the shareholder by a broker, in all likelihood those shares are not registered in the shareholder’s name and that shareholder is a Beneficial Shareholder. Such shares are most likely registered in the name of the shareholder’s broker or an agent of that broker. In Canada the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms. Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted at the Meeting at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Regulatory policies require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. Beneficial Shareholders have the option of not objecting to their Intermediary disclosing certain ownership information about themselves to the Company (such Beneficial Shareholders are designated as non-objecting beneficial owners, or “NOBOs”) or objecting to their Intermediary disclosing ownership information about themselves to the Company (such Beneficial Shareholders are designated as objecting beneficial owners, or “OBOs”).

In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the Company has elected to send the notice of meeting, this Information Circular and a request for voting instructions (a “VIF”), instead of a proxy (the notice of Meeting, Information Circular and VIF or proxy are collectively referred to as the “Meeting Materials”) directly to the NOBOs and indirectly through Intermediaries to the OBOs. The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to OBOs and the Company will not be paying the costs associated with this. OBOs will not receive the Meeting Materials unless the Intermediaries assume the cost of delivery.

Meeting Materials sent to Beneficial Shareholders are accompanied by a VIF, instead of a proxy. By returning the VIF in accordance with the instructions noted on it, a Beneficial Shareholder is able to instruct the Intermediary (or other registered shareholder) how to vote the Beneficial Shareholder’s shares on the Beneficial Shareholder’s behalf. For this to occur, it is important that the VIF be completed and returned in accordance with the specific instructions noted on the VIF.

The majority of Intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions (“Broadridge”) in Canada. Broadridge typically prepares a machine-readable VIF, mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, usually by way of mail, the Internet or telephone. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting by proxies for which Broadridge has solicited voting instructions. A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote shares directly at the Meeting. The VIF must be returned to Broadridge (or instructions respecting the voting of shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the shares voted. If you have any questions respecting the voting of shares held through an Intermediary, please contact that Intermediary for assistance.

In either case, the purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the shares which they beneficially own. A Beneficial Shareholder receiving a VIF cannot use that form to vote common shares directly at the Meeting – Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered. Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on their behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder or their nominee the right to attend and vote at the Meeting.

Only registered shareholders have the right to revoke a proxy. A Beneficial Shareholder who wishes to change its vote must, at least seven days before the Meeting, arrange for its Intermediary to revoke its VIF on its behalf.

All references to shareholders in this Information Circular and the accompanying instrument of proxy and notice of Meeting are to registered shareholders unless specifically stated otherwise.

The Meeting Materials are being sent to both registered and non-registered owners of the Company’s shares. If you are a Beneficial Shareholder and the Company or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of the Company’s securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send the Meeting Materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the VIF.

The Company is not relying on the notice and access delivery procedures outlined in NI 54-101 to distribute copies of proxy-related materials in connection with the Meeting.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

If a shareholder specifies a choice with respect to any matter to be acted upon, the shares represented by proxy will be voted or withheld from voting by the proxy holder in accordance with those instructions on any ballot that may be called for. In the enclosed form of proxy, in the absence of any instructions in the proxy, it is intended that such shares will be voted by the proxyholder, if a nominee of management, in favour of the motions proposed to be made at the meeting as stated under the headings in the notice of meeting accompanying this Information Circular. If any amendments or variations to such matters, or any other matters, are properly brought before the Meeting, the proxyholder, if a nominee of management, will exercise its discretion and vote on such matters in accordance with its best judgment.

The instrument of proxy enclosed, in the absence of any instructions in the proxy, also confers discretionary authority on any proxyholder other than the nominees of management named in the instrument of proxy with respect to the matters identified herein, amendments or variations to those matters, or any other matters which may properly be brought before the Meeting. To enable a proxyholder to exercise its discretionary authority a shareholder must insert the name of its nominee in the space provided, and not specify a choice with respect to the matters to be acted upon. This will enable the proxyholder to exercise its discretion and vote on such matters in accordance with its best judgment.

At the time of printing this Information Circular, management of the Company is not aware that any amendments or variations to existing matters or new matters are to be presented for action at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

The Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of each of the following persons in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors:

(a)	each person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year;

(b)	each proposed nominee for election as a director of the Company; and

(c)	each associate or affiliate of any of the foregoing.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized capital of the Company consists of an unlimited number of common shares. On March 17, 2016 (the “Record Date”), the Company had 36,189,096 common shares outstanding. All common shares in the capital of the Company are of the same class and each carries the right to one vote. Only those shareholders of record on the Record Date are entitled to attend and vote at the Meeting.

To the knowledge of the directors and executive officers of the Company, as of the date of this Information Circular, there are no persons that beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the common shares of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or until such director’s earlier death, resignation or removal. The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Information Circular. Management does not contemplate that any of the nominees will be unable to serve as a director. If any vacancies occur in the slate of nominees listed below before the Meeting, management will exercise discretion to vote the proxy for the election of any other person or persons as directors.

At the Meeting, shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company for the ensuing year at three (3), subject to such increase as may be permitted by the Articles of the Company. The number of directors will be approved if the affirmative vote of the majority of common shares present or represented by proxy at the Meeting and entitled to vote are voted in favour to set the number of directors at three (3).

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company, and the number of shares of the Company and its subsidiaries which each beneficially owns directly or indirectly or over which control or direction is exercised as of the date of the notice of meeting:

Name, province / state and country of residence and office held	Present principal occupation	Director since	Number of common shares beneficially owned or controlled or directed, directly or indirectly
CHET IDZISZEK British Columbia, Canada President, Chairman of the Board, Chief Executive Officer and Director (1)	Geologist; President of the Company.	1993	1,453,397 shares
STEVEN GARWIN Western Australia, Australia Director (1)	Geologist; Director of Steven L. Garwin Pty Ltd.	May 2014	1,000,000 shares
LARRY KORNZE Idaho, USA Director (1)	Independent mining and metals professional.	May 2014	50,000 shares
(1)	Members of the audit committee.

The above information, including information as to common shares beneficially owned, has been provided by the respective directors individually.

No proposed director of the Company:

(a)

is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(i)	was the subject:

(A)	of a cease trade order;

(B)	an order similar to a cease trade order; or

(C)	an order that denied the relevant company access to any exemption under securities legislation,

that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to:

(A)	a cease trade order;

(B)	an order similar to a cease trade order; or

(C)	an order that denied the relevant company access to any exemption under securities legislation,

that was in effect for a period of more than 30 consecutive days that was issued after the proposed director was acting in the capacity as ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Interpretation

“Named executive officer” (“NEO”) means:

(a)	a Chief Executive Officer (“CEO”);

(b)	a Chief Financial Officer (“CFO”);

(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

The NEOs who are the subject of this Compensation Discussion and Analysis are Chet Idziszek, President, Chairman and Chief Executive Officer, and Ian Brown, Chief Financial Officer and Secretary.

Overview of the Company’s Compensation Program

The Company has a simple organizational and management structure, with three directors located in British Columbia, Idaho USA and Western Australia, and three employees (one a director) who work for the

Company on its payroll, whose duties are shared with one other company which shares its office premises in Vancouver, British Columbia. In May 2014 the Company acquired a private company in a reverse takeover transaction and in June 2014 recommenced exploration activities on its sole mineral property in Nevada USA. During the preceding recent financial years the Company’s exploration activities had been modest.

The Company’s compensation program is simple and limited, reflecting the preceding description of its structure and activities. The Board of Directors (the “Board”) has not established a compensation committee, but rather considers compensation matters as a Board activity.

Compensation Program Objectives

The objectives of the Company’s executive compensation program are as follows:

  to attract, retain and motivate talented executives who create and sustain the Company’s continued success; and

  to align the interests of the Company’s executives with the interests of the Company’s shareholders.

Overall, the executive compensation program aims to pay the NEO’s an amount affordable to the Company which meets the expectations of the NEO’s for the scope and depth of their services.

The Company is a mineral exploration company and will not be generating significant revenues from operations for a significant period of time. As a result, the use of traditional performance standards, such as corporate profitability, is not considered by the Company to be appropriate in the evaluation of the performance of the NEOs.

Purpose of the Compensation Program

The Company’s executive compensation program has been designed to reward executives for reinforcing the Company’s business objectives and values, and pay the NEO’s an amount affordable to the Company which meets the expectations of the NEO’s for the scope and depth of their services.

Elements of Compensation Program

The executive compensation program consists of a combination of base remuneration, performance bonus and stock option incentives. In recent years until the 2014 financial year there were no bonuses and no stock option grants. In the 2014 financial year, with the reactivation of exploration activities, the Company recommenced the practice of periodic stock option grants as set out below in this section. The Board reserves to itself its ability to award bonuses and grant stock options should in its judgment circumstances so indicate.

Purpose of Each Element of the Executive Compensation Program

The base remuneration of an NEO is intended to provide executives a reasonable amount of non-contingent remuneration reflective of the Company’s activities.

In the 2014 financial year, from the completion of the RTO transaction, the base remuneration of the CEO was set as a monthly fee, designated as a director’s fee, of $500 commencing in July 2014. For the month of June 2014 the CEO was paid a fee of $2,000, also designated as a director’s fee, for a more intense organizational and property visit task undertaken that month. In the 2015 financial year the CEO was paid a

$500 director fee for a single month and a salary of $5,000 per month for six months, commencing May 2015. The base remuneration of the CFO, effective January 2014, is a monthly retainer of $1,500 plus an hourly fee of $200 for monthly hours exceeding ten. In addition to these remuneration bases, each NEO is eligible to receive a performance-based bonus meant to motivate the NEO to achieve short-term goals. No such bonuses have been awarded since the 2012 financial year. Stock options are generally awarded to NEOs based on the criteria established by the Board for allocating stock option grants, as set out below. The granting of stock options upon hire aligns NEOs’ rewards with an increase in shareholder value over the long term. The use of stock options encourages and rewards performance by aligning an increase in each NEO’s compensation with increases in the Company’s performance and in the value of all shareholders’ share values as measured by increases in the market price of the Company’s shares over time.

Determination of the Amount of Each Element of the Executive Compensation Program

The Board has not established a compensation committee. The Board as a whole is responsible for reviewing the adequacy and form of compensation paid to the Company’s executives and key employees, and ensuring that such compensation realistically reflects the responsibilities and risks of such positions. In fulfilling its responsibilities, the Board evaluates the performance of the chief executive officer and other senior management in light of corporate activity, goals and objectives, and establishes compensation levels based on such evaluations.

Base Remuneration

The base remuneration review of each NEO takes into consideration the current competitive market conditions, experience, proven or expected performance, the particular skills of the NEO, and the Company’s ability to pay. Base remuneration is not evaluated against a formal “peer group”. The Board relies on the general experience of its members in setting base remuneration amounts.

Performance Bonuses

The Board oversees the operation of the Company’s bonus plan, which at the current stage of the Company’s development and operations is very simple. A modest annual bonus may be granted to one or more NEO’s on an individual basis, at the Board’s sole discretion, if the Company has been generally successful in conducting exploration in a cost-effective manner, while incurring reasonable general and administrative expenses, and in raising the equity capital required from time to time to enable the Company to continue to possess adequate funding for those activities. The Board relies on the general experience of its members in evaluating if these criteria have been met.

Stock Options

The Company has established a formal plan (the “Stock Option Plan”) under which stock options are granted to directors, officers, employees and consultants as an incentive to serve the Company in attaining its goal of improved shareholder value. The Board determines which NEOs (and other persons) are entitled to participate in the Company’s Stock Option Plan; determines the number of options granted to such individuals; and determines the date on which each option is granted and the corresponding exercise price, and vesting conditions as it sees fit. For further information regarding the Stock Option Plan refer to “Particulars of Matters to be Acted On – Stock Option Plan”.

The Board makes these determinations subject to the provisions of the existing Stock Option Plan and, where applicable, the policies of the TSX Venture Exchange (the “Exchange”).

Previous grants of option-based awards are taken into account when considering new grants.

Link to Overall Compensation Objectives

Each element of the executive compensation program has been designed to meet one or more objectives of the overall program.

The fixed base remuneration of each NEO, combined with the granting of stock options, has been designed to provide total compensation which the Board believes pays the NEO’s an amount affordable to the Company which meets the expectations of the NEO’s for the scope and depth of their services.

Compensation Policy Risks

Commencing in 2015, the Board intends to review from time to time and at least once annually, the risks, if any, associated with the Company’s compensation policies and practices at such time. Implicit in the Board’s mandate is that the Company’s policies and practices respecting compensation, including those applicable to the Company’s executives, be designed in a manner which is in the best interests of the Company and its shareholders and risk implications is one of many considerations which are taken into account in such design.

It is anticipated that a portion (set at a level consistent with its industry peers) of the Company’s executive compensation will consist of options granted under the Stock Option Plan. Such compensation is both “long term” and “at risk” and, accordingly, is directly linked to the achievement of long term value creation. As the benefits of such compensation, if any, are not realized by the executive until a significant period of time has passed, the ability of executives to take inappropriate or excessive risks that are beneficial to them from the standpoint of their compensation at the expense of the Company and its shareholders is extremely limited.

The other two elements of compensation, base remuneration and bonus, represent the remaining portion of an executive’s total compensation. While neither base remuneration nor bonus are “long term” or “at risk”, as noted above, these components of compensation represent a modest amount of total compensation and as a result it is unlikely that an executive would take inappropriate or excessive risks at the expense of the Company and its shareholders that would be beneficial to them from the standpoint of their short term compensation when their long term compensation might be put at risk from their actions.

Due to the small size of the Company, and the current level of the Company’s activity, the Board is able to closely monitor and consider any risks which may be associated with the Company’s compensation policies and practices. Risks, if any, may be identified and mitigated through Board meetings during which financial and other information of the Company are reviewed, and which includes executive compensation. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Financial Instruments

NEO’s and directors are not permitted to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director. To the best of management’s knowledge and belief, no such instruments exist in any event.

Share-based and Option-based Awards

Please refer to “Determination of the Amount of Each Element of the Executive Compensation Program –Stock Options”.

Compensation Governance

As set out above, the Company does not currently have a formal compensation committee and the directors and NEO’s compensation is determined by the Board. Based on its experience and judgment, the Board has determined that the amount of $500 per month paid or accrued to the CEO as a director’s fee is appropriate, that the monthly retainer of $1,500 plus hourly compensation in excess of retainer hours paid or accrued to the CFO for the past three financial years is appropriate (and as agreed with the CFO), and the modest amount of $6,000 per year, paid or accrued on a monthly basis, is appropriate for each independent director. Currently the independent directors are Mr. Steven Garwin and Mr. Larry Kornze.

Summary Compensation Table

The following table presents information concerning all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, to NEOs by the Company and its subsidiaries for services in all capacities to the Company during the three most recently completed financial years:

Name and principal	Year	Salary	Share-	Option-	Non-equity incentive plan		Pension	All	Total
position		($)	based	based	compensation		value	other	compen-
			award	awards	($)		($)	compen-	sation
			s	($)				sation	($)
			($)		Annual	Long-term		($)
					incentive	incentive
					plans	plans
Chet Idziszek,	2015	30,000(1)	N/A	Nil	Nil	Nil	Nil	500(1)	30,500
President, Chairman	2014	2,5002)	N/A	Nil	Nil	Nil	Nil	1,500(2)	4,000
and CEO	2013	73,440(3)	N/A	Nil	2,000	Nil	Nil	Nil	75,440
Ian Brown,	2015	18,000(4)	N/A	Nil	Nil	Nil	Nil	64,750(4)	82,750(4)
CFO and	2014	15,000(5)	N/A	Nil	Nil	Nil	Nil	57,300(5)	72,300(5)
Secretary	2013	Nil	N/A	Nil	1,000	Nil	Nil	Nil	1,000

(1)

The $30,000 reported as salary represents six months at $5,000 per month for the final six months of the financial year. For the first six months of the financial year the CEO waived his salary. The $500 reported as other compensation represents a director fee paid for a single month.

(2)

The salary amount comprises a director fee of $500 per month for the five months June to October 2014 subsequent to the RTO transaction. The “other compensation” amount represents an additional $1,500 paid in June 2014 for additional organizational and project meetings.

(3)

Of this amount, $52,020 was accrued and was in the accounts payable at the financial year ended October 31, 2013, while $21,420 was paid in cash. Of the amount accrued for the financial year 2013, one-half was forgiven by Mr. Idziszek on May 14, 2014 pursuant to the RTO transaction. Of the remaining balances, one-half was paid in cash and one-half settled by the issuance of pre-consolidation shares, as set out in Note 7 to the financial statements for the year ended October 31, 2014.

(4)	The salary amount comprises 12 months at $1,500 per month; the “other compensation” amount comprises the total paid on an hourly basis for hours in excess of ten per month.

(5)

The salary amount comprises ten months January to October at $1,500 per month; the “other compensation” amount comprises the total paid on an hourly basis for hours in excess of ten per month. Of the total $72,300, $44,700 was incurred subsequent to the RTO transaction and is set out in Note 7 to the financial statements for the year ended October 31, 2014 in accordance with IFRS.

For purposes of its compensation disclosure, the Company calculates the fair value of stock options granted during the last financial year as based on the difference between the exercise price of the stock options granted, and the last closing price of the Company’s shares on the trading date immediately preceding the dates of grant of the stock options, as a reasonable estimate of the benefit conferred at the time of the grant. Since the Company is in the practice of setting the exercise price at or greater than the preceding trading date price, this amount will typically be nil.

Incentive Plan Awards-Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information in respect of all share-based awards and option-based awards outstanding at the end of the most recently completed financial year to the NEOs of the Company:

	Option-based Awards				Share-based Awards
Name	Number of	Option	Option	Value of	Number of	Market or	Market or
	securities	exercise	expiration	unexercised	shares or	payout value	payout value
	underlying	price	date	in-the-money	units of	of share-based	of vested
	unexercised	($)		options	shares that	awards that	share-based
	options			($)	have not	have not	awards not
	(#)				vested	vested	paid out or
					(#)	($)	distributed*
Chet Idziszek, President, Chairman and CEO	400,000	$0.25	August 14, 2019	Nil	N/A	N/A	N/A
Ian Brown, CFO and Secretary	200,000	$0.25	August 14, 2019	Nil	N/A	N/A	N/A

Incentive Plan Awards – Value Vested or Earned During the Most Recently Completed Financial Year

There were no option-based awards and share-based awards granted or which vested to the benefit of any NEO during the most recently completed financial year.

Pension Plan Benefits – Defined Benefits Plan

The Company does not have a Defined Benefits Pension Plan.

Termination and Change of Control Benefits

During the most recently completed financial year there were no employment contracts, agreement, plans or arrangements for payments to an NEO, at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO’s responsibilities.

Director Compensation

Director Compensation Table

The following table sets forth information with respect to all amounts of compensation provided to the directors of the Company for the most recently completed financial year:

Name	Fees	Share-	Option-	Non-equity	Pension	All other	Total
	earned	based	based	incentive	value	compensation	($)
	($)	awards	awards	plan	($)	($)
		($)	($)	compensation
				($)
Steven Garwin(1)	3,000	N/A	Nil	Nil	Nil	62,682	65,682
Larry Kornze(2)	1,000	N/A	Nil	Nil	Nil	Nil	1,000
(1)

Mr. Garwin’s “fees earned” comprise a monthly director’s fee of $500 for six months only, and his “other compensation” comprises his billings for professional services of AUD $64,940 translated as CAD $62,682.

(2)	Mr. Kornze’s “fees earned” comprise a monthly director’s fee of $500 for two months only.

For the purposes of its compensation disclosure, the Company calculates the fair value of stock options granted during the last financial year as based on the difference between the exercise price of the stock options granted, and the last closing price of the Company’s shares on the trading date immediately preceding the dates of grant of the stock options, as a reasonable estimate of the benefit conferred at the time of the grant. Since the Company is in the practice of setting the exercise price at or greater than the preceding trading date price, this amount will typically be nil. No options were granted this fiscal year.

Share-Based Awards, Options-Based Awards and Non-Equity Incentive Plan Compensation

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information in respect of all share-based awards and option-based awards outstanding at the end of the most recently completed financial year to the directors of the Company:

	Option-based Awards				Share-based Awards
Name	Number of	Option	Option	Value of	Number of	Market or	Market or
	securities	exercise	expiration	unexercised	shares or	payout value	payout value of
	underlying	price	date	in-the-	units of	of share-	vested share-
	unexercised	($)		money	shares that	based awards	based awards
	options			options	have not	that have not	not paid out or
	(#)			($)	vested	vested	distributed*
					(#)	($)
Steven Garwin	450,000	$0.25	August 14, 2019	Nil	N/A	N/A	N/A
Larry Kornze	225,000	$0.25	August 14, 2019	Nil	N/A	N/A	N/A

Incentive Plan Awards – Value Vested or Earned During the Most Recently Completed Financial Year

There were no option-based awards or share-based awards granted to or vested to the directors of the Company during the most recently completed financial year.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLAN

The following table sets out, as of the end of the most recently completed financial year, all required information with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Number of securities remaining
	Number of securities to	Weighted-average	available for future issuance under
	be issued upon exercise	exercise price of	equity compensation plans
	of outstanding options,	outstanding options,	(excluding securities
	warrants and rights	warrants and rights	reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	2,260,000	$0.22	1,358,910
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	2,260,000	$0.22	1,358,910

CORPORATE GOVERNANCE

Board of Directors

The Board presently has three directors, two of whom are independent. The definition of independence used by the Company is that used by the Canadian Securities Administrators, which is set out in section 1.4 of National Instrument 52-110 Audit Committees (“NI 52-110”). A director is independent if he or she has no direct or indirect material relationship to the Company. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of the director’s independent judgment. Certain types of relationships are by their very nature considered to be material relationships and are specified in section 1.4 of NI 52-110.

Steven Garwin and Larry Kornze are considered to be independent directors. Chet Idziszek is not considered to be independent as he is an executive officer of the Company.

The Board believes that the principal objective of the Company is to generate economic returns with the goal of maximizing shareholder value, and that this is to be accomplished by the Board through its stewardship of the Company. In fulfilling its stewardship function, the Board’s responsibilities include strategic planning, appointing and overseeing management, succession planning, risk identification and management, environmental oversight, communications with other parties and overseeing financial and corporate issues. Directors are involved in the supervision of management.

The Company has not developed written position descriptions for the Chairman and the Chief Executive Officer. The Chairman, Chet Idziszek, is not independent. Pursuant to the Business Corporations Act (British Columbia), directors must declare any interest in a material contract or transaction or a proposed material contract or transaction. Further, the independent members of the Board have the ability to meet independently of management members when warranted. During the past financial year, the Board conducted all its business by written resolution.

Other Directorships

The directors of the Company are also directors of the following other reporting issuers:

Current Director / Nominee	Other Directorships of other Reporting Issuers
Chet Idziszek	Lund Enterprises Corp.
Larry Kornze	Candente Gold Corp.
Duncan Park Holdings Corporation (Ontario)
Dynasty Gold Corp.
Goldex Resources Corporation
Mesa Exploration Corp.
Mexivada Mining Corporation
Thunder Mountain Gold Inc.

Orientation and Continuing Education

New directors of the Company are provided with a package of pertinent information about the Company which includes written information about the duties and obligations of directors, the business and operations of the Company and documents from recent Board meetings. Specific details of the orientation of each new director are tailored to that director’s individual needs and areas of interest.

The Company also provides continuing education to directors by way of management presentations to ensure that their knowledge and understanding of the Company’s business remains current. The Company’s financial and legal advisers are also available to the Company’s directors.

Ethical Business Conduct

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) which is intended to document the principles of conduct and ethics to be followed by the Company’s directors, officers and employees. The purpose of the Code is to:

  Promote integrity and deter wrongdoing

  Promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest.

  Promote avoidance or absence of conflicts of interest.

  Promote full, fair, accurate, timely and understandable disclosure in public communications made by the Company.

  Promote compliance with applicable governmental laws, rules and regulations.

  Promote and provide a mechanism for the prompt, internal reporting of departures from the Code.

  Promote accountability for adherence to the Code.

  Provide guidance to the Company’s directors, officers and employees to help them recognize and deal with ethical issues.

  To help foster a culture of integrity, honesty and accountability throughout the Company.

A copy of the Code is available from the Company’s offices. In the Board’s regular meetings, the Board considers the Company’s operations and business activities in light of the Code. The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.

Nomination of Directors

The Company does not have a formal process or committee for proposing new nominees for election to the Board. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members.

Compensation

The Board has not established a compensation committee. The Board as a whole is responsible for reviewing the adequacy and form of compensation paid to the Company’s executives and key employees, and ensuring that such compensation realistically reflects the responsibilities and risks of such positions. In fulfilling its responsibilities, the Board evaluates the performance of the chief executive officer and other senior management in light of corporate goals and objectives, and makes recommendations with respect to compensation levels based on such evaluations.

Other Board Committees

The Board has not established any committees other than the Audit Committee.

Assessments

There is no formal committee with the responsibility for assessing the effectiveness of the Board as whole. The Board as a group regularly reviews its performance and assesses the effectiveness of the Board as a whole.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

General

The Audit Committee is a standing committee of the Board, the primary function of which is to assist the Board in fulfilling its financial oversight responsibilities, which will include monitoring the quality and integrity of the Company’s financial statements and the independence and performance of the Company’s external auditor, acting as a liaison between the Board and the Company’s external auditor, reviewing the financial information that will be publicly disclosed and reviewing all audit processes and the systems of internal controls management and the Board have established.

Audit Committee Charter

The Board has adopted an Audit Committee Charter, which sets out the Audit Committee’s mandate, organization, powers and responsibilities. The Audit Committee Charter is attached as Schedule “A” to this Information Circular.

Composition

As the shares of the Company are listed on the Exchange, it is categorized as a venture issuer. As a result, the Company is exempt from the requirements of Part 3 (Composition of the Audit Committee) of NI 52-110.

The Audit Committee consists of the following three (3) directors. Also indicated is whether they are ‘independent’ and ‘financially literate’.

Name of Member	Independent (1)	Financially Literate (2)
Chet Idziszek	No	No
Steven Garwin	Yes	No
Larry Kornze	Yes	No
(1)

A member of the Audit Committee is independent if he or she has no direct or indirect ‘material relationship’ with the Company. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment. An executive officer of the Company, such as the President, is deemed to have a material relationship with the Company.

(2)

A member of the Audit Committee is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

Chet Idziszek

Mr. Idziszek is President and Chief Executive Officer and a director of the Company. Mr. Idziszek holds a Master of Applied Sciences degree from McGill University and has worked as an exploration geologist and exploration executive with numerous international mining companies for over 40 years. He has been recognized by his industry peers for his central role in the discovery and development of the Eskay Creek gold deposit in Canada, being designated “Mining Man of the Year” in 1990 and the “Prospector of the Year” in 1994 for his leadership of Adrian Resources Ltd. during its exploration and development of the massive Petaquilla copper-gold-molybdenum deposits in Panama now under construction as First Quantum Minerals’ Cobre Panama development project. He was a director of Arequipa Resources Ltd. which discovered the Pierina gold deposit subsequently acquired by Barrick Gold Corp. in 1996 for USD $790 million. Since 2005, his principal focus was Oromin Explorations Ltd. and the exploration and development of its joint venture on the OJVG Gold Project in eastern Sénégal. On October 4, 2013, Teranga Gold Corporation completed the acquisition of all the issued and outstanding shares of Oromin Explorations Ltd. by way of a takeover bid.

Steven Garwin

Mr. Garwin is a professional geologist and director of the Company. From 2003-2007, he was the principal geologist at Geoinformatics Exploration, chief geologist for Newmont Mining from 2000 – 2002 and regional geologist for Newmont Mining Corporation from 1997-2000. During the six years prior to the date of this Information Circular, Mr. Garwin has been a consultant for various junior mining companies. Mr. Garwin became a fellow of the Society of Economic Geologists in 1996, a fellow of the Australian Institute of Mining and Metallurgy in 2012 and a fellow of the Australian Institute of Geoscientists in 2013. Mr. Garwin works part-time (10%) for the Company fulfilling the duties required of a director of a public company listed on the Exchange, supported by the other directors of the Company. Mr. Garwin is the technical director for the Company and provides high-level technical support and guidance for the exploration program. He will be compensated for the work conducted as and independent contractor by receiving a commensurate daily fee.

Larry Kornze

Mr. Kornze is a director of the Company. Mr. Kornze retired from Barrick Gold Corporation as the General Manager of Exploration for Mexico and Central America, and International Evaluations. Prior to working internationally, Mr. Kornze was the US Exploration Manager for Barrick Gold Exploration Inc. and was responsible for the Goldstrike Mine exploration with discoveries at Betze, Meikle, Deepstar, Screamer and

Rodeo. Mr. Kornze also held various positions with Nemont and Getting Mining Co. in North America. Mr. Kornze obtained his professional engineer designation in 1977. Mr. Kornze has acted as a consultant and director of several junior mining companies. During the six years prior to the date of this Information Circular, Mr. Kornze has been a director of Candente Gold Corp. (since April 2010), Goldex Resources Corporation (since June 2006), Dynasty Gold Corp. (May 2005), Mexivada Mining Corporation (October 2004) and Duncan Park Holdings Corporation (January 2003). Mr. Kornze works part-time (10%) for the Company fulfilling the duties required of a director of a public company listed on the Exchange, supported by the other directors of the Company. Mr. Kornze will not be an employee or independent contractor of the Company.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110 or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services; however, as provided for in NI 52-110 the Audit Committee must pre-approve all non-audit services to be provided to the Company or its subsidiaries, unless otherwise permitted by NI 52-110.

External Auditor Service Fees (By Category)

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees(3)	All Other Fees (4)
October 31, 2015	$35,700	Nil	$16,950	Nil
October 31, 2014	$51,050	Nil	$2,000	Nil
(1)	The aggregate fees billed by the Company’s auditor for audit fees.

(2)

The aggregate fees billed for assurance and related services by the Company’s auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the ‘Audit Fees’ column.

(3)

The aggregate fees billed for professional services rendered by the Company’s auditor for tax compliance, tax advice and tax planning. These comprise fees for the preparation of tax and information returns to federal tax authorities in Canada and the USA.

(4)	The aggregate fees billed for professional services other than those listed in the other three columns.

Tax fees were unusually high in the 2015 financial year as the preparation of Canadian and U.S. tax returns for the formerly private companies acquired in the RTO transaction was billed in this financial year.

Exemption

Pursuant to section 6.1 of NI 52-110, the Company is exempt from the requirements of Part 3 Composition of the Audit Committee and Part 5 Reporting Obligations because it is a venture issuer.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or executive officers of the Company or any subsidiary thereof, has any indebtedness to the Company or any subsidiary thereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Unless otherwise disclosed herein, no informed person or proposed nominee for election as a director, or any associate or affiliate of any of the foregoing, has or has had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of the Company’s most recently completed financial year, which has materially affected or will materially affect the Company or any of its subsidiaries, other than as disclosed by the Company during the course of the year or as disclosed herein.

APPOINTMENT OF AUDITOR

The management of the Company intends to nominate Davidson & Company LLP of Vancouver, British Columbia for appointment as auditors of the Company. Forms of proxy given pursuant to the solicitation of the management of the Company, will, on any poll, be voted as directed and, if there is no direction, be voted for the appointment of Davidson & Company LLP of Vancouver, British Columbia at remuneration to be fixed by the directors. Davidson & Company LLP were first appointed auditors of the Company on October 30, 2003.

PARTICULARS OF MATTERS TO BE ACTED UPON

Stock Option Plan

The Company is required, under the policies of the Exchange, to adopt a stock option plan for the benefit of directors, officers, employees and consultants of the Company and to seek shareholder approval for the Stock Option Plan on an annual basis.

A copy of the Stock Option Plan will be available at the Meeting.

Pursuant to the Stock Option Plan, the Company has authorized the reservation of up to 10% of the issued and outstanding common shares of the Company for the grant of options from time to time. As of the date of this Information Circular, the total number of options outstanding is 2,260,000. Of the total, 1,275,000 are granted to directors and senior officers of the Company.

Under the Stock Option Plan, the Board may from time to time grant to directors, senior officers, employees and consultants of the Company, as the Board shall designate, options to purchase from the Company such number of its common shares as the Board shall designate. Some of the significant terms of the Stock Option Plan are as follows:

1.

The Company must obtain disinterested shareholder approval if the plan, together with any previous plans, could result at any time in the grant to Insiders (as defined in the Stock Option Plan), within a 12 month period, a number of options exceeding 10% of the issued shares of the Company.

2.

The total number of common shares to be reserved for issuance over the previous one year period for any optionee shall not exceed 5% of the issued common shares of the Company at the time of grant and the total number of common shares that may be reserved for issuance over the previous 12 month period for individuals engaged in an investor relations capacity shall not exceed 2% of the issued common shares of the Company at the time of grant. In addition, the total number of common shares to be reserved for issuance over the previous 12 month period for any one consultant, shall not exceed 2% of the issued common shares of the Company at the time of grant.

3.

While the Company’s common shares are listed on the Exchange, the purchase price per common share for any option granted under the Stock Option Plan shall not be less than the market price of the Company’s common shares less any applicable discount in accordance with the policies of the Exchange.

4.	Options granted must expire not later than a maximum of five years from the date of the grant.

5.	Options will vest at the discretion of the board of directors.

6.	All options granted pursuant to the Stock Option Plan shall be non-assignable.

Accordingly, the shareholders will be asked at the Meeting to pass an ordinary resolution in the following terms:

“RESOLVED THAT, the Company’s Stock Option Plan (the “Plan”), as described in the Company’s Information Circular dated March 17, 2016, be approved and the Board of Directors of the Company be granted the discretion pursuant to the Plan to grant stock options to directors, officers, employees and consultants of the Company, as the Board of Directors of the Company sees fit. Such grants shall be made under the terms of the Plan and within the rules and policies of the TSX Venture Exchange which are in effect at the time of granting and the exercise of any options granted pursuant to such authorization is hereby approved.”

An ordinary resolution requires the approval of a simple majority (50% plus one vote) of the votes cast by those shareholders of the Company, who, being entitled to, vote in person or by proxy at a general meeting of the Company.

Management of the Company recommends that the shareholders vote in favour of the approval of the Stock Option Plan, and the persons named in the enclosed form of proxy intend to vote for such approval at the Meeting unless otherwise directed by the shareholders appointing them.

OTHER MATTERS

It is not known whether any other matters will come before the Meeting other than those set forth above and in the notice of meeting, but if any other matters do arise, the persons named in the proxy intend to vote on any poll, in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters ratified in the notice of meeting and other matters which may properly come before the Meeting or any adjournment.

ADDITIONAL INFORMATION

Additional information on the Company is available on the internet on SEDAR at www.sedar.com. Financial information is provided in the Company’s financial statements and management discussion and analysis which are available on SEDAR. The audited financial statements for the year ending October 31, 2015 together with the auditor’s report will be presented at the Meeting. You may request copies of the Company’s financial statements and management discussion and analysis by completing the request card included with this Information Circular, in accordance to the instructions therein.

DATED: March 17, 2016.

BY THE MANAGEMENT OF
BATTLE MOUNTAIN GOLD INC.

Signed “Chet Idziszek”
Chet Idziszek
President, Chairman and Chief Executive Officer

SCHEDULE A
AUDIT COMMITTEE CHARTER General

Primary responsibility for the Corporation’s financial reporting obligations, information systems, financial information disclosure, risk management and internal controls is vested in management and overseen by the Board.

The Audit Committee is a standing committee of the Board, the primary function of which is to assist the Board in fulfilling its financial oversight responsibilities, which will include monitoring the quality and integrity of the Corporation’s financial statements and the independence and performance of the Corporation’s external auditor, acting as a liaison between the Board and the Corporation’s auditor, reviewing the financial information that will be publicly disclosed and reviewing all audit processes and the systems of internal controls management and the Board have established.

Composition and Process

1.

The Audit Committee will be comprised of a minimum of three directors. All of the members of the Audit Committee will be independent, as that term is defined in National Instrument 52 – 110 Audit Committees, unless otherwise exempted by NI 52 - 110.

2.	Audit Committee members will be appointed by the Board on an annual basis for a one-year term and may serve any number of consecutive terms, which are encouraged to ensure continuity of experience.

3.

The Chair of the Audit Committee will be appointed by the Board on an annual basis for a one- year term and may serve any number of consecutive terms. The Audit Committee Chair will arrange for an alternate chair if he or she is planning to be absent.

4.

The Audit Committee Chair will, in consultation with management, the external auditor and internal auditor (if any), establish the agenda for Audit Committee meetings and ensure that properly prepared agenda materials are circulated to the members with sufficient time for review prior to the meeting. The external auditor will also receive notice of all meetings of the Audit Committee. The external auditor will be entitled to attend and speak at each meeting of the Audit Committee concerning the Corporation’s annual audited financial statements, and any other meeting at which the Audit Committee feels it is necessary or appropriate. The Audit Committee may employ a list of prepared questions and considerations as a portion of its review and assessment process.

5.

The Audit Committee will meet a minimum of four times per year, at least once per quarter, and may call special meetings as required. A quorum at meetings of the Audit Committee will be a majority of its members if comprised of an odd number of members and one half of its members if comprised of an even number of members. The Audit Committee may hold its meetings, and members of the Audit Committee may attend meetings, by telephone conference call.

6.

At all meetings of the Audit Committee every question will be decided by a majority of the votes cast. In case of an equality of votes, the Audit Committee Chair will not be entitled to a casting vote.

7.

The minutes of Audit Committee meetings will accurately record the decisions reached and will be distributed to Audit Committee members with copies to the Board, the CEO, the CFO and the external auditor.

8.	The CEO, CFO, any other director or any other person may attend and participate in meetings of the Audit Committee, if invited.

Authority

1.	The Audit Committee will have unrestricted access to the Corporation’s personnel and documents and will be provided with the resources necessary to carry out its responsibilities.

2.	The Audit Committee will have direct communication channels with the external auditor and internal auditor (if any).

3.

The Audit Committee will have the authority to retain (or terminate) any outside counsel, advisors or consultants it determines necessary to assist it in discharging its functions, independently of the Board, Chair or CEO. The Audit Committee will be provided with the necessary funding to compensate any counsel, advisors or consultants it retains.

4.	The Audit Committee will enquire about potential claims, assessments and other contingent liabilities.

5.	The Audit Committee will periodically review with management depreciation and amortisation policies, loss provisions and other accounting policies for appropriateness and consistency.

6.

The Audit Committee will, through the Audit Committee Chair, report to the Board following each meeting on the major discussions and decisions made by the Audit Committee, and will report annually to the Board on the Audit Committee’s responsibilities and how it has discharged them.

Relationship with External Auditor

1.

The Audit Committee will establish effective communication processes with management and the external auditor so it can objectively monitor the quality and effectiveness of the external auditor’s relationship with the Audit Committee and management.

2.

The Audit Committee will review and discuss with the external auditor any disclosed relationships or services that may impact the objectivity and independence of the external auditor and, if necessary, obtain a formal written statement from the external auditor setting forth all relationships between the external auditor and the Corporation.

3.	The Audit Committee will take, or recommend that the Board take, appropriate action to oversee the independence of the external auditor.

4.	The Corporation’s external auditor must report directly to the Audit Committee.

5.	The Audit Committee must recommend to the Board:

(a)	the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation; and

(b)	the compensation of the external auditor.

6.	Unless otherwise permitted by NI 52-110, the Audit Committee must pre-approve all non-audit services to be provided by the external auditor, together with estimated fees, and consider the impact, if any, on the independence of the external auditor. The Audit Committee may delegate to one or more of its independent members the authority to pre-approve non-audit services, but no such delegation may be made to management of the Corporation. The pre-approval of non-audit services by any independent member of the Audit Committee to whom such authority has been granted must be presented to the Audit Committee at its first scheduled meeting following such pre-approval. Non-audit services will include, without limitation, the following:

a)	Bookkeeping or other services related to the Corporation’s accounting records or financial statements.

b)	Financial information systems design and implementation.

c)	Appraisal or valuation services, fairness opinions or contributions-in-kind reports.

d)	Actuarial services.

e)	Internal audit outsourcing services.

f)	Management functions.

g)	Human resources.

h)	Broker or dealer, investment adviser or investment banking services.

i)	Legal services.

j)	Expert services unrelated to the audit, including tax planning and consulting.

7.

The Audit Committee is directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.

8.	The Audit Committee will implement structures and procedures as it deems necessary to ensure that it meets with the external auditor on a regular basis independent of management.

Relationship with Internal Auditor (if such position exists)

1.	The Audit Committee will review:

a)	The internal auditor’s terms of reference.

b)	The plan and budget for preparation of the internal audit, including financial and operational activities.

c)	Material reports issued by the internal auditor and management’s response to those reports.

2.

The Audit Committee will approve the reporting relationship of the internal auditor to ensure appropriate segregation of duties is maintained and the internal auditor has direct access to the Audit Committee.

3.	The Audit Committee will ensure the internal auditor’s involvement with financial reporting is co-ordinated with the activities of the external auditor.

4.	If no internal audit function exists, the audit committee will regularly review the need for such a function.

Accounting Systems, Internal Controls and Procedures

1.

The Audit Committee will obtain reasonable assurance from discussions with and/or reports from management and reports from the external auditor that accounting systems are reliable and that the prescribed internal controls are operating effectively for the Corporation, its subsidiaries and affiliates. The Audit Committee will review and consider any recommendations made by the external auditor, together with management’s response, and the extent to which recommendations made by the external auditor have been implemented.

2.

The Audit Committee will ensure that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements and will periodically assess the adequacy of those procedures.

3.

The Audit Committee will review and discuss with management and the external auditor the clarity and completeness of the Corporation’s financial and non-financial disclosures made pursuant to applicable continuous disclosure requirements.

4.

The Audit Committee will review and discuss with management and the external auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Corporation’s financial statements or accounting policies.

5.

The Audit Committee will review and discuss with management and the external auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements.

6.	The Audit Committee will review with the external auditor the quality of the Corporation’s generally accepted accounting principles and direct the external auditor’s examinations to particular areas.

7.

The Audit Committee will discuss with management and the external auditor the Corporation’s underlying accounting policies and key estimates and judgments to ensure they are considered to be the most appropriate in the circumstances, within the range of acceptable options and alternatives.

8.

The Audit Committee will review the procedures of the internal and external auditors to ensure the combined evaluating and testing of the Corporation’s controls are comprehensive, well co- ordinated, cost effective and appropriate to relevant risks and business activities.

9.

The Audit Committee will review all control weaknesses and deviations identified by management, the internal auditor or the external auditor together with management’s response, and review with the external auditor their opinion of the qualifications and performance of the key financial and accounting executives.

10.

The Audit Committee will review and discuss with management and the external auditor any proposed changes in major accounting policies and the financial impact thereof, and will from time to time benchmark the Corporation’s accounting policies to those followed in its industry.

11.

The Audit Committee will review and discuss with management the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such exposures, which will include without limitation a review of:

(a)	The appetite for financial risk as set forth by management and the Board.

(b)	The Corporation’s policies for the management of significant financial risk.

(c)	Management’s assessment of the significant financial risks facing the Corporation.

(d)	Management’s plans, processes and programs to manage and control financial risk.

12.

The Audit Committee will establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

13.

The Audit Committee will review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

14.	The Audit Committee will review the Corporation’s insurance policies, including directors’ and officers’ coverage, and make recommendations to the Board.

15.

The Audit Committee will establish a periodic review procedure to ensure that the external auditor complies with the Canadian Public Accountability Regime under National Instrument 52 - 108 Auditor Oversight.

Financial Disclosure Responsibilities

The Audit Committee will review and make recommendations on, prior to presentation to the Board for approval and the Corporation’s dissemination to the public, all material financial information required to be disclosed by securities regulations. In fulfilling this responsibility, the Audit Committee will, without limitation, review:

1.

The Corporation’s annual and quarterly financial statements (including those of any subsidiaries and affiliates of the Corporation), management discussion and analysis, news releases disclosing financial results, and any prospectus, annual information form, offering memorandum or other disclosure documents containing financial information extracted or derived from its financial statements.

2.

The Corporation’s financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

3.

Disclosures made to the Audit Committee by the Corporation’s CEO and CFO during their certification process of the Corporation’s financial statements about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Corporation’s internal controls.

Other Responsibilities

1.

Review with the external auditor and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation and the manner in which these matters are being disclosed in the financial statements.

2.	Investigate fraud, illegal acts or conflicts of interest.

3.

Discuss selected issues with legal counsel, the external auditor or management, or conduct special reviews or other assignments from time to time as requested by the Board, or by management with the Board’s approval.

4.	Review loans made by the Corporation to its directors, officers, employees and consultants.

5.	The Audit Committee will review and assess its effectiveness, contribution and these Terms of Reference annually and recommend any proposed changes thereto to the Board.

Procedures for Receipt of Complaints and Submissions Relating to Accounting Matters

The Audit Committee will inform all employees, at least annually, of the Complaints Officer designated from time to time by the Audit Committee to whom complaints and submissions can be made regarding accounting, internal accounting controls or auditing matters or issues of concern regarding questionable accounting or auditing matters.

The Complaints Officer will keep any complaints or submissions received and the identity of employees making complaints or submissions confidential and only communicate same to the Audit Committee or the Chair of the Audit Committee.

The Complaints Officer will report to the Audit Committee as frequently as he or she deems appropriate, but in any event no less frequently than on a quarterly basis prior to the quarterly meeting of the Audit Committee called to approve interim and annual financial statements of the Corporation.

Upon receipt of a report from the Complaints Officer, the Audit Committee will discuss the report and take such steps as the Audit Committee may deem appropriate.

The Complaints Officer will retain a record of a complaint or submission received for a period of six years following resolution of the complaint or submission.

BATTLE MOUNTAIN GOLD INC.	8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com
Security Class

Holder Account Number

Form of Proxy - Annual and Special General Meeting to be held on April 28, 2016

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy
1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.

This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 AM (Vancouver Time) on April 26, 2016.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone		To Vote Using the Internet

•	Call the number listed BELOW from a touch tone telephone.	•	Go to the following web site: www.investorvote.com

	1-866-732-VOTE (8683) Toll Free	•	Smartphone? Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder
I/We being holder(s) of Battle Mountain Gold Inc. hereby appoint: Chet Idziszek, President, Chairman of the Board, Chief Executive Officer and Director of the Company, or failing him, Ian D. Brown, Chief Financial Officer and Secretary of the Company,	OR	Print the name of the person you are appointing if this person is someone other than Chet Idziszek or Ian D. Brown.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special General Meeting of shareholders of Battle Mountain Gold Inc. to be held at 300 – 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9 on April 28, 2016 at 10:00 AM (Vancouver Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

							For	Against

1. Number of Directors							☐	☐
To set the number of Directors at three.

2. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. Chet Idziszek	☐	☐	02. Steven Garwin	☐	☐	03. Larry Kornze	☐	☐

							For	Withhold

3. Appointment of Auditors							☐	☐
Appointment of Davidson & Company LLP as Auditors of the Company for the ensuing year.

							For	Against

4. Auditors Remuneration							☐	☐
To authorize the directors to fix the Auditors’ remuneration for the ensuing year.

							For	Against

5. Stock Option Plan							☐	☐
To reapprove the Company’s existing 10% rolling Stock Option Plan for the ensuing year, as more particularly described in the Information Circular accompanying this proxy.

							For	Against

6. Transact Other Business							☐	☐
To approve the transaction of other business.

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		DD / MM / YY

E Y N Q	2 2 4 6 9 8	A R 0

BATTLE MOUNTAIN GOLD INC.	8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com
Security Class

Holder Account Number

Voting Instruction Form ("VIF") - Annual and Special General Meeting to be held on April 28, 2016

NON-REGISTERED (BENEFICIAL) SECURITYHOLDERS

1.

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.

2.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.

3.

If you want to attend the meeting and vote in person, please write your name in the place provided for that purpose in this form. You can also write the name of someone else whom you wish to attend the meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the meeting and vote on all matters that are presented at the meeting, even if those matters are not set out in this form or the information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the Registered Representative who services your account.

4.

This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.

5.	If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.
6.

When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.

7.

This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.

8.	Your voting instructions will be recorded on receipt of the VIF.
9.	By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
10.	If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
11.	This VIF should be read in conjunction with the information circular and other proxy materials provided by Management.

VIFs submitted must be received by 10:00 AM (Vancouver Time) on April 26, 2016.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone		To Vote Using the Internet

•	Call the number listed BELOW from a touch tone telephone.	•	Go to the following web site: www.investorvote.com

	1-866-734-VOTE (8683) Toll Free	•	Smartphone? Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointee(s)
Management Appointees are: Chet Idziszek, President, Chairman of the Board, Chief Executive Officer and Director of the Company, or failing him, Ian D. Brown, Chief Financial Officer and Secretary of the Company,	OR	If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual and Special General Meeting of securityholders of Battle Mountain Gold Inc. to be held at 300 – 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9 on April 28, 2016 at 10:00 AM (Vancouver Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

							For	Against

1. Number of Directors							☐	☐
To set the number of Directors at three.

2. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. Chet Idziszek	☐	☐	02. Steven Garwin	☐	☐	03. Larry Kornze	☐	☐

							For	Withhold

3. Appointment of Auditors							☐	☐
Appointment of Davidson & Company LLP as Auditors of the Company for the ensuing year.

							For	Against

4. Auditors Remuneration							☐	☐
To authorize the directors to fix the Auditors’ remuneration for the ensuing year.

							For	Against

5. Stock Option Plan							☐	☐
To reapprove the Company’s existing 10% rolling Stock Option Plan for the ensuing year, as more particularly described in the Information Circular accompanying this proxy.

							For	Against

6. Transact Other Business							☐	☐
To approve the transaction of other business.

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.		DD / MM / YY

E Y N Q	2 2 4 6 9 7	A R 0

FINANCIAL STATEMENTS REQUEST FORM

NOTICE TO SHAREHOLDERS OF BATTLE MOUNTAIN GOLD INC.

You may choose to receive the Company’s financial statements by simply completing the information below and returning this notice to the Company.

Offering you the option to receive the Company’s financial statements is not only a sound environmental choice, but it also enables us to reduce costs by sending these documents only to those shareholders who wish to receive them. Ultimately, the choice is yours. As long as you remain a shareholder, you will receive this notice each year and will be required to renew your request to receive the Company’s financial statements.

Please add my name to the mailing list for the Company so that I may receive the interim financial statements and related MD&A for the ensuing year.

Please add my name to the mailing list for the Company so that I may receive the annual financial statements and related MD&A for the ensuing year.

TO:	BATTLE MOUNTAIN GOLD INC. (the “Company”)

The undersigned certifies that he/she/it is the owner of securities of the Company, and requests that he/she/it be placed on the Company’s Financial Statement Mailing List in respect of its financial statements.

Name (Please print)

Address

City/Province (or State)/Postal Code

Signature of shareholder, or if shareholder is a company,	Dated
signature of authorized signatory.

Please complete and return this document as indicated below. As the mailing list will be updated each year, a request form will be required from you annually in order for your name to remain on the list.

BATTLE MOUNTAIN GOLD INC. 300 – 1055 West Hastings Street Vancouver, BC V6E 2E9 Canada Fax: (604) 684-6024

By providing an E-mail address, you will be deemed to be consenting to the electronic delivery to you at such E-mail address of the financial statements, if delivery by electronic means is allowed by applicable regulatory rules and policies.

E-mail address (optional)